

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 2, 2013

<u>**Via E-Mail**</u>

Thomas A. Klee, Esq.
55 Bath Crescent Lane
Bloomfield, CT 06002

> **Re:** **Reeves Telecom Limited Partnership**
> **Amended Schedule 13E-3**
> **File No. 005-32580**
> **Filed March 22, 2013**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 22, 2013**
> **File No. 000-09305**

Dear Mr. Klee:

We have reviewed the filings referenced above and have the following comments.

<u>**Revised Preliminary Proxy Statement**</u>

<u>Summary Term Sheet</u>

1. We disagree with your response to prior comment 6 and we reissue the comment. Please disclose all projections provided to Lieberman.

<u>Effects of the Reverse Unit Split, page 10</u>

2. We reissue prior comment 14.

<u>Fairness, page 12</u>

3. We note the revisions made in response to prior comment 15. Please further revise your disclosure to describe how the filing persons reached their conclusion that the transaction is procedurally fair including a discussion of Item 1014(c)-(f) of Regulation M-A. Also, provide the disclosure required by instruction 2 to Item 1014 of Regulation M-A.

You may contact me at (202) 551-3619 with any questions. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions